Exhibit 99.1

Changyou.com Announces Filing of Definitive Plan of Merger for Going-Private Transaction

BEIJING, China, April 14, 2020 — Changyou.com Limited (“Changyou”) (NASDAQ: CYOU), a leading online game developer and operator in China, today announced that, as contemplated by the previously-announced Agreement and Plan of Merger (the “Merger Agreement”), dated January 24, 2020, by and among Changyou; Sohu.com (Game) Limited (“Sohu Game”), an indirectly wholly-owned subsidiary of Sohu.com Limited (“Sohu”)(NASDAQ: SOHU); and Changyou Merger Co. Limited (“Changyou Merger Co.”), a direct wholly-owned subsidiary of Sohu Game, Changyou and Changyou Merger Co. entered into and filed with the Registrar of Companies of the Cayman Islands a definitive Plan of Merger (the “Plan of Merger”), pursuant to which Changyou will be acquired by Sohu in a merger (the “Changyou Merger”) in which Changyou Merger Co. will merge with and into Changyou effective April 17, 2020 (the “Effective Time”) and Changyou will be the surviving company.

Pursuant to the Plan of Merger, at the Effective Time, (i) each Class A ordinary share of Changyou (each, a “Changyou Class A Ordinary Share”) issued and outstanding immediately prior to the Effective Time, other than shares held beneficially by Sohu (the “Excluded Shares”), will be cancelled in exchange for the right to receive $5.40 in cash without interest, and (ii) each outstanding American depositary share of Changyou (each, a “Changyou ADS,” representing two Changyou Class A Ordinary Shares), other than the ADSs representing the Excluded Shares, will be cancelled in exchange for the right to receive $10.80 in cash without interest (less $0.05 per ADS cancellation fees and other fees as applicable). Pursuant to the Merger Agreement, at the Effective Time, (i) each outstanding and fully-vested option (each, a “Vested Option”) to purchase Changyou Class A Ordinary Shares under Changyou’s share incentive plans will be cancelled, and each holder of a Vested Option will have the right to receive an amount in cash determined by multiplying (x) the excess, if any, of $5.40 over the applicable exercise price of such Vested Option by (y) the number of Class A Ordinary Shares underlying such Vested Option, and (ii) each outstanding but unvested option (each, an “Unvested Option”) to purchase Changyou Class A Ordinary Shares under Changyou’s share incentive plans will remain outstanding and continue to vest following the Effective Time in accordance with the applicable Changyou share incentive plan and award agreement governing such Unvested Option in effect immediately prior to the Effective Time.

Because Changyou Merger Co. owns over 90% of the voting power represented by all issued and outstanding shares of Changyou, the Changyou Merger will be in the form of a short-form merger of Changyou Merger Co. with and into Changyou in accordance with section 233(7) of the Companies Law of the Cayman Islands. Shareholder approval of the Changyou Merger by Changyou’s shareholders is not required.

If completed at the Effective Time, the Changyou Merger will result in Changyou becoming a privately-owned company wholly owned directly and indirectly by Sohu, Changyou ADSs no longer being listed on the Nasdaq Global Select Market, and Changyou’s ADS program being terminated.

Safe Harbor Statement

This announcement includes statements that constitute “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934, including statements regarding the planned completion of the Changyou Merger at the Effective Time, delisting of Changyou ADSs from the Nasdaq Global Select Market, and termination of Changyou’s ADS program. These statements are forward-looking in nature and subject to risks and uncertainties that may cause actual results to differ materially. All forward-looking statements included in this report are based upon information available to Changyou as of the date of this report, which may change, and Changyou undertakes no obligation to update or revise any forward-looking statements, except as may be required under applicable securities law.

About Changyou

Changyou.com Limited (NASDAQ: CYOU) is a leading developer and operator of online games in China with a diverse portfolio of popular online games, such as Tian Long Ba Bu (“TLBB”), one of the most popular PC games in China, as well as a number of mobile games. Changyou also owns and operates the 17173.com Website, a leading game information portal in China. Changyou began operations as a business unit within Sohu.com Limited (NASDAQ: SOHU) in 2003, and was carved out as a separate, stand-alone company in December 2007. It completed an initial public offering on April 7, 2009. Changyou has an advanced technology platform that includes advanced 2.5D and 3D graphics engines, a uniform game development platform, effective anti-cheating and anti-hacking technologies, proprietary cross-networking technology and advanced data protection technology. For more information, please visit http://ir.changyou.com/.

For investor and media inquiries, please contact:

In China:

Mr. Yujia Zhao

Investor Relations

Tel: +86 (10) 6192-0800

E-mail: ir@cyou-inc.com

In the United States:

Ms. Linda Bergkamp

Christensen

Phone: +1 (480) 614-3004

E-mail: lbergkamp@ChristensenIR.com